

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2014

Via E-mail
J. Brett Pope
Chief Executive Officer
SWK Holdings Corporation
15770 North Dallas Parkway, Suite 1290
Dallas, Texas 75248

      Re: **SWK Holdings Corporation**
                Form 10-K for the Year Ended December 31, 2013
                Filed March 31, 2014
                File No. 000-27163

Dear Mr. Pope:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Todd K.Schiffman

                Todd K. Schiffman
                Assistant Director